SEC 1344 (10-2002) Previous versions obsolete	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0058
Expires: January 31, 2005
Estimated average burden hours per response. . .2.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One): Form 10-K Form 20-F Form 11-K X Form 10-Q
Form N-SAR

For Period Ended: March 31, 2004
[] Transition Report on Form 10-K
[] Transition Report on Form 20-F
[] Transition Report on Form 11-K
[] Transition Report on Form 10-Q
[] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

America First Tax Exempt Investors, L.P.

Full Name of Registrant

N/A

Former Name if Applicable

1004 Farnam Street, Suite 400

Address of Principal Executive Office (Street and Number)

Omaha, Nebraska 68102

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant's filing on Form 10-Q for the period ended March 31, 2004 was not completed as of the filing cutoff time. The Registrant implemented the requirements of FASB Interpretation 46R ("FIN 46R") during the current quarter. FIN 46R is a complex standard that requires significant analysis and judgment. The Registrant was not able to complete its consolidation and disclosure of information related to variable interest entities as defined by FIN 46R prior to the filing deadline.

The Registrant has filed its Form 10-Q prior to the filing of this extension. The filing occurred after the filing cutoff time but on the filing deadline date, May 17, 2004.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark A. Hiatt (Name)	402 (Area Code)	444-1630 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
X Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant recorded a net loss for the three months ended March 31, 2004 of approximately $35.6 million, including a cumulative effect of accounting change of $35.9 million related to the adoption of FIN 46R and the consolidation of variable interest entities, as defined by FIN 46R. This is compared to net income of $1.4 million for the three months ended March 31, 2003.

          America First Tax Exempt Investors, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 18, 2004 By /s/ Mark A. Hiatt

Mark A. Hiatt, Chief Financial Officer of America First Companies, L.L.C., General Partner of America First Tax Exempt Investors, L.P.